HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

82-3638


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2005
WASH. D.C.
213
SECTION

By airmail

Date: 31st May 2005

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
U.S.A.


05009015

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED - ISIN US 41068T2087

Attached please find an announcement of Hanny Holdings Limited dated 30th May 2005 for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

Judy Cheng
Company Secretary

Encl.

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 275)

FURTHER DELAY IN DESPATCH OF CIRCULAR

The Company has applied for a waiver from the strict compliance with Rule 14.38 of the Listing Rules by further extending the despatch date of the Circular to no later than 7th June, 2005.

References are made to the announcements issued by Hanny Holdings Limited dated 20th April, 2005 and 11th May, 2005 in relation to a major transaction regarding the subscription of convertible note of Cheung Tai Hong Holdings Limited, the shares of which are listed on the main board of the Stock Exchange. Terms used herein shall have the same meanings as those defined in the announcement dated 20th April, 2005 (the "Announcement") unless the context requires otherwise.

In compliance with Rule 14.38 of the Listing Rules, the circular in relation to the Subscription (the "Circular") is required to be sent to the Shareholders within 21 days after publication of the Announcement, which is, on or before 12th May, 2005. As set out in the announcement of the Company dated 11th May, 2005, the Company applied for a waiver from strict compliance with Rule 14.38 of the Listing Rules to extend the deadline for despatch of the Circular to 31st May, 2005.

As additional time is required to finalise (i) the pro forma financial information of the Group taking into account the Subscription; and (ii) other financial information of the Group for inclusion in the Circular, application has been made to the Stock Exchange for consent to further extend the deadline for despatch of the Circular to 7th June, 2005.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

Hong Kong, 30th May, 2005